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                 November 16, 2020

       W. Randall Fowler
       Co-Chief Executive Officer and Chief Financial Officer
       Enterprise Products Partners L.P.
       1100 Louisiana Street, 10th Floor
       Houston, Texas 77002

                                                        Re: Enterprise Products
Partners L.P.
                                                            Registration
Statement on Form S-3
                                                            Filed November 10,
2020
                                                            File No. 333-250007

       Dear Mr. Fowler:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              David C. Buck, Esq.